Exhibit 99.3
Press Conference

INFOSYS LIMITED
PRESS CONFERENCE
July 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board, Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

PRESS

Gautam Das
Business Today

Sridhar K. Chari
Mint

Dipu
Business Standard

Indu
The Economic Times

Shivapriya
The Economic Times

Shelley Singh
The Economic Times

Sujit John
Times of India

Suresh Seshadri
Bloomberg

Harsimran Julka
The Economic Times

Hari
Reuters

Akanksha
The Economic Times

Balaji

S.D. Shibulal

Good afternoon everyone. It is a pleasure for me to be here. We have done fairly well in a difficult environment. Our revenue grew by 28.5% year-on-year in rupee terms to 9,616 crores, net profit up by 32.9% year on year in rupee terms. Actually in many dimensions we have done fairly well. We have added 51 new clients this quarter, many of them in the Fortune 500 space. Our million dollar clients have crossed 400. We have 403 million dollar clients. Our Top 10 clients grew this quarter. Our Top 5 clients grew by 4% and Top 10 grew by 2.4%. Volume is up 2.7%, quarter-on-quarter. We added 9000 people gross this quarter. In dollar terms, revenues grew 4.8% year-on-year. We met the EPS guidance. On the revenue terms in constant currency we had achieved $1.78 bn. There were 2 events which reduced revenue. Number one was currency, we lost $11 mn because of currency. We had a one-time reversal of accrued revenue because of a cancellation of a transformational program. One transformational program got canceled because of a client specific issue. We have taken a $15 mn one-time reversal of revenue as a matter of prudence. So 1778 minus 11 minus 15, we ended at $1752 mn. In constant currency terms it is a decline of 0.4%. One needs to note that the one-time write off is a one-time event and it is not a secular trend.

We are executing well on our strategic direction ‘Building Tomorrow’s Enterprise’ and Infosys 3.0. As I said last time, the transformation is complete, the leadership is in place, the clients are extremely appreciative of the new direction which we are taking. I had conversations with numerous clients over the last one quarter and they are all seeing the value of the transformation which we are going through. There are 3 pillars to this transformation from a service side. We have the transformational space, the business and IT operations space and products & platform space. We are seeing good wins in all of them. We had 4 transformational deals closed this quarter. Remember, the transformational space is a discretionary spend space which is actually quite volatile in a tough environment. In spite of that we had 4 deals closed. In the business and IT operations space we had 4 deals closed, one of them more than $300 mn of TCV. There also we are doing well. We had good wins in the products and platform space. We added 10 new clients. Our TCV is $380 mn plus. We have launched a new platform called BrandEdge along with Fabric, a WPP company. It was done in the beginning of the quarter in London. We have launched our experience theater in London which is attracting a lot of attention from our clients. Our strategic areas are doing well. Cloud is an emerging area. We have 3,000 people working in Cloud and revenue is definitely growing above our average. Mobility is another area where we are investing. We have 1,200 people working in mobility and 60 clients engaged. If you look at the Infosys 3.0 direction which we believe is the right direction for us, it is a direction which will set us apart when the environment becomes normal. It is a direction which will increase our relevance to our clients and we believe it is right strategic direction. Yes, of course we are doing it in a difficult environment but there is no good time for change, there is no good time for transformation. We are on the journey, we have completed the transformation, we are seeing excellent traction with client. We are seeing results which are in line with our strategic direction.

Regarding guidance, we have given a guidance of at least 5% growth for the year. It reflects multiple things. It reflects cross-currency movement. It also reflects the realization decline which we have seen this quarter, predominantly because of portfolio change as well as some sporadic pricing renegotiations as well as discount demand. There is no secular trend we are seeing in pricing. We consider pricing other than the portfolio shift somewhat stable at this point in time but because of that there is an impact on the revenue in Q1. As I said this quarter our volumes grew by 2.7%. When you look at the full year, from a volume perspective there is not much of a change in the guidance.

The philosophy of guidance is very important to understand. It is about removing asymmetry of information between the external and the internal world. In fact that is the principle behind which one gives guidance. It is the information which we have, which we pass on to the markets or to the external world. Given the environment and given the interactions which we are all having with the clients, we are confident of at least 5% growth for the year, that is the guidance we have given for the year. Now quarter-on-quarter, we are seeing an enormous amount of volatility. Programs get delayed, programs get moved around, there area delays in decision making and that is impacting our ability to predict the quarter. So for the time being we have not given a guidance for the coming quarters.

Let me conclude by saying something more. What we are doing, what we have embarked upon is a marathon, it is not a sprint. This transformation is fundamental to us. We believe that it will place us ahead when the environment normalizes. We definitely see the strategy yielding results in the medium to long term. We also believe that it should be a series of short-terms and we are seeing those short-terms even at this point in time. Let me conclude by saying once again that we are running a marathon and not a sprint and we believe we are going in the right direction. Thank you very much.

Gautam Das

This is Gautam from Business Today. Is the environment as bad as Infy’s result suggest because if you look at the commentary from Accenture or some of your rivals, it does not look as bad as that. Could you also comment a little more on some of the internal issues that people are pointing to, is everybody in the organization happy with the restructuring, with the portfolio changes etc., etc. Then I have a followup.

S.D. Shibulal

Let us talk about the environment in which we are going through this transformation. If you look at US for example, the unemployment is still high, the consumer confidence has come down. If you look at Europe, even today we are talking about an implosion of Euro. Look at the events which have unfolded between April 12 and today. There have been number of events which have happened predominantly in the financial industry segment which there was no way one would have predicted last quarter. The environment is definitely challenging. Look at some of the reports, the reports suggest that the IT spending growth which is predicted at about 3% is going to come down to almost 1%-1.5%. If you look at the TPI index on large deals, 35% of the deals are either delayed or taken off the table. On billion dollar and above deals, I think that is almost 70% or 80%. So environment is challenging, it has led to lack of confidence with our client base. That is number one. But remember it reflects differently for different companies. That is important to remember. Different companies have made different choices and we have made a choice which is important to remember. We have made a choice that we will have considerable amount of revenue in consulting and system integration which is discretionary spend and that spend gets impacted in a challenging environment. We have 34% of the revenue coming from financial services, that is the industry which is going through the turmoil. Our financial services industry and the consulting & system integration overlap is actually lower compared with other industries. So you have a larger dependency on the discretionary spend, you have a large dependency on an industry which is going through turmoil and those are the factors. It is not only the environment, it is actually the strategic choices and the portfolio of the business which the organization carries, these both are important. That is what we articulated when we talked about the guidance and other matters.

Regarding the transformation, the transformation is complete and there is really nothing to comment. The verticalization is complete, the new leadership is in place, our ‘Building Tomorrow’s Enterprise’ strategy is seeing very good traction with our clients. Remember, change is hard for human beings but change is a must to progress. For the organization to progress, this change was a must and we have gone through it. We have completed and we are seeing the results. As I said it is a marathon, not a sprint.

We had said in the beginning that we will have 35,000 people joining, 13,000 in BPO. We are on track for that. In Q1, we had given a number of 7000 people to join, we had 9000 plus people joining this quarter. So we were actually ahead.

Sridhar K. Chari

I am Sridhar from Mint, both for Shibu and Bala. Can we have a little more clarity on what is happening with this pricing decline and this demand for discounts that you mentioned. Also what has been happening with margins in the last quarter.

S.D. Shibulal

As I said, the pricing decline is a reflection of multiple things. Number one there is a portfolio shift, consulting and system integration revenue has come down this quarter by 1.2% and that is a high revenue productivity space and that will reflect on the price. Number two, there has been some sporadic requests for pricing renegotiations and discounts. It is not a secular trend. We are not seeing it as widespread. It is localized at this point in financial services. That is where we have seen the pricing decline. Now let me request Bala to give you some colour on the margins.

V. Balakrishnan

Our operating margins declined by around 190 basis points this quarter. It was as planned because when we gave the guidance last quarter, we said we will hire more people onsite in the US. We hired 700 employees onsite this quarter and we also had an enhanced cost on visa. This was factored in, so the margin came as we expected. Of course there was a benefit of rupee to the extent of around 4% but it was more or less offset by the pricing decline what we saw, so the margin came out as we planned.

Dipu

This is Dipu from Business Standard. A question for Mr. Shibu. I remember last quarter when everyone was asking about why do you require to give the quarterly guidance, you had categorically stated that it was a statement of fact. If it was so why did you decide not to give this quarter and why do you need to give it for the full year?

S.D. Shibulal

I think it is important to remember the first principle. The first principle of giving guidance is about removing the asymmetary of information by stating the facts. At this point in time, even after as I said between April and today things have unfolded which were unpredictable in April. Today when we look at the facts, when we talk to our clients, our understanding of the budgets, we believe that we can do at least 5% growth for the year. When we look at the quarter, it is a different story because we are seeing decisions being moved around, discretionary spend decisions being delayed and one large program can actually derail our guidance. At this point when we look at the facts and the information which we have, we can with a fair amount of confidence say that for the year we will be grow at least 5%, but when we look at the quarter, there is no information which we can share. So one has to go back with the basic principle that what we know is what we share as a statement of fact.

Indu

This is Indu from The Economic Times. My question is to Shibu and this is about a case that is going on between Infosys and Jack Palmer. A US court had called for mediation for both parties to meet and settle the case. I wanted to understand two things. One is what is the present state of the case and two, is Infosys going for a settlement?

V. Balakrishnan

There is a court mediator process, so we are going through the mediation. We are going with an open mind for the mediation. We do not want to make a public statements. We believe we have a very strong case. We will defend it. Court had ordered a mediation and we are going through it. Apart from that, we do not want to give a running commentary on that case.

Shivapriya

This is Shivapriya here from The Economic Times. I just wanted to check on the other thing which you said about a large project being cancelled or no longer on the cards, so is that also something which is one-off or are you expecting more cancellations or delays which is why you are withholding your quarterly guidance?.

S. D. Shibulal

The question is about the one-time reversal we have done of accrued revenue as a matter of prudence over a large transformational program which has been cancelled. We clearly stated that this is a one-time event, it is not a secular trend. We do not expect this to happen again and again. It is a matter of prudence and it is reversed over accrued revenues It is not a secular trend, it is a one-time event.

Unknown Speaker

So what sector is this client from and is it energy and utilities? We are seeing a quarterly decline in energy and utilities, so is it a secular trend in that sector?

S. D. Shibulal

It is a one-time event. By the way we are continuing to work with the client (in other projects). This is not a client loss. This is a program cancellation. It is not a client cancellation. It is in Europe in the energy and utilities space.

Unknown Speaker

I just wanted to check what is the reason why Europe has been so drastically impacted and what is your outlook for that?

B.G. Srinivas

Overall within Europe the macro environment continues to be extremely uncertain. It is not a surprise and we are likely to see that uncertainty continue throughout the year. Not withstanding that within our client environment, we clearly see things as reasonably stable except the fact that clients are very cautious in today’s environment to increase any spends and then they are definitely hoarding cash. There are also decisions which have slowed down in today’s environment. Not withstanding that we still see a steady business in terms of new opportunities. We added 8 new clients during the quarter and the pipeline even at this time of uncertainty looks reasonably good. The sequential drop you have seen is, one because of the program cancellation which was spoken about, that happened in Europe. There was also a ramp down in business in one of our accounts in UK so these were the two reasons for the drop quarterly.

Shelley Singh

This is Shelley Singh from The Economic Times. Your guidance overall is lower than NASSCOM’s industry guidance. You mentioned that it is about choices that companies make and you referred to TPI. Now TPI also talked about how deals are being broken down and how this era is more about smaller deals and you spoke about delays. Can you tell us by how much are the delays and if contracts have been broken down, do you feel challenged about chasing some of those opportunities. Third, do you believe NASSCOM should lower its guidance?

S. D. Shibulal

First of all, I think TPI is talking about exactly what we talked about years back. We were the first ones to articulate that the era of total outsourcing is over and we are in the era of what we call Modular Global Sourcing which is about breaking down large deals into smaller pieces and doing the right sourcing for each one of them. If you look at the past era, it was all about actually outsourcing the people, process and technology to one party and we have articulated that the new era is about breaking it down. In that sense it is good for us because for us an asset play is not a very appropriate play. Breaking down and contracting the smaller places actually puts them in our sweet spot.

Our guidance has to be a statement of facts from our side. As you rightly said, these are about choices which we make and those choices have an impact on your trajectory and on your short-term as well as long-term performance. We believe that the trajectory which you have chosen is the right one and that will enable us to perform better in the long-term. Now let me request Bala to comment on the NASSCOM guidance.

V. Balakrishnan

I think the NASSCOM guidance is very ambitious. If you are talking about 2 large companies in an industry talking about a slower growth, probably the dollar guidance of NASSCOM could become the rupee guidance.

Unknown Speaker

I just wanted to understand, what is the impact of some of the events we are seeing in the financial services space and if these are some of your clients, typically what is the reaction and how do they want to change the equation with their vendors?

S. D. Shibulal

If I summarize the whole thing in one single sentence, it is the lack of confidence. Lack of confidence to take decisions which eventually leads to delays in decision making, delays in ramp ups and also revisiting the decisions which they had already taken. Many of the assumptions of the industry are not panning out. For example, the housing industry was supposed to come back, it has not come back. The regulatory changes were supposed to be implemented but the dates have been moved. Because of that some of the recent events there is a concern that there will be more regulations on the way. So all of this leads to delays in decision making. It is not only financial industry, every industry is looking for better and better value from their partners. These are nothing to do with the financial industry alone. That is even more true in a challenging environment. See in the short-term they may be satisfied by the current value, by the savings which we deliver to them from a total cost basis but when they look at their long-term what are they looking for, they are looking for growth, they are looking for differentiation for themselves and that is exactly what they are asking their partners to deliver. That is why we have chosen this path of Infosys 3.0 and ‘Building Tomorrow’s Enterprise’. We have to be more and more relevant to our clients. We have to strengthen our partnership. We should be able to play in everything which they do which is transformation, operation and innovation. When you look at our strategic direction, it is a response to what we see as the client’s need of the hour and what the clients will continue to demand from their partners in the long-term. That is why we believe that executing on this transformation is extremely important. That is why we believe that we will be ahead of the game when the environment normalizes.

Unknown Speaker

Just one more question. This is on your onsite hiring and which was why you have said the margins were impacted, so is there any particular reason on why you have ramped up onsite? Now that the rupee is actually appreciating so what kind of an impact do you see?

S. D. Shibulal

One needs to look at all the actions in the frame of the direction which the organization is taking. The more and more revenue we want to get from consulting and system integration, we need to have local talent, local expertise in consulting, in program management, in domain expertise. Now the flipside of that is that when you have the local talent, they cannot fly back to India every time the program ends. So there will be an additional bench time onsite and that does have an impact on your margins. Now as I said, this is a marathon and not a sprint. In the short-term you will see some of these impacts but in the long-term these impacts will get normalized. It will stabilize. It is very important that we continue our local talent acquisition to support our strategic direction. There will be some short-term impact which will get normalized in the medium-to-long-term.

V. Balakrishnan

Globally, dollar will strengthen across the board because dollar is seen as a safe haven. You have Europe which is slowing down, the concept of Euro-Zone itself is being questioned. Most of the people do not think that it will exist. You have UK, the third largest market is technically in a recession. You have China slowing down and so also all the emerging markets including India. So in a situation like this when dollar strengthens, naturally rupee has to weaken. Add to that, India has got a twin deficit problem. We have a trade deficit and we have a fiscal deficit. Oil price is not coming down because of political reasons. In India, the key issue is the fiscal deficit. If the fiscal deficit does not come down, it is going to hurt the growth and that is what we are seeing. The growth is slowing down. Even though the IIP numbers have come out better than expected, we do not see a trend. People are more concerned. I think rupee will be under pressure, it is not going to appreciate and our view is the rupee will be under pressure for some time to come. That is why we are still maintaining our hedging policy of hedging for short-term, we have not changed it.

Unknown Speaker

Any plan to revisit your decision about not giving wage hike for the moment. Last quarter you had mentioned that you are giving promotions to some 15,000 people, today I think I saw in media reports 20,000 is what you are talking. All these promotions and all these people who you gave promotions and wage hike, I think it impacted your margins by what percent? Just one followup to that, given that the utilization rate is quite low now, will the onboarding of the freshers be delayed?

V. Balakrishnan

We have given promotion and progression for 20,000 people across the company. They will get their natural hike related to that progression or promotion. We have not taken a view on the salary increase. That is something we revisit everyday, every month, every night, every morning. Whenever the world recovers and we have comfort we will relook at that. At this point of time we are not looking at that. At this point in time, we are not looking at that and your other question was on utilization, utilization has come down. We are hiring 35,000 people gross for the year which includes 13,000 for our BPO business which is growing at 25%. On the freshers hiring, every year we normalize the hiring across the year depending on how we see the environment. Even this year we had done the same thing. It got stretched by 3 more months. Otherwise it is a normal phenomenon which we do every year. There is nothing unusual about it. In fact we do not need to hire anybody sinec we have a large bench but we are going to be hiring because we have made certain commitments in the campus and we want to honor those commitments.

Unknown Speaker

Sir, are you winding up your Australian subsidiary, I saw you have 2 employees left now in that subsidiary and revenue has also drastically come down, is there any decision?

V. Balakrishnan

No, most of the employees from Australia have moved into the parent company. We are merging that company back into the parent. 2 employees have been left. They are in the process of joining the parent. That will become zero maybe when we report next quarter.

Sujit John

Sujit John from the Times of India. You are putting this huge focus on Consulting and Products and Platforms. Yet over the last 1 year there has been hardly any change in the proportions that these 2 segments are delivering. In fact they have actually probably fallen a little. You are saying things are not going to change till the global situation normalizes. The world does not seem to be sure at all when it is going to normalize people, some think it will be at least 2 years, may be more. You seem to be convinced that the Euro will collapse, if the Euro collapses people think it is going to be calamitous so which means what, for 2 years or even more we cannot expect Infosys’s performance to change very much?

S.D. Shibulal

Our performance definitely has been impacted by the environment. There is no doubt. Because the environment is challenging, the performance does reflect it one way or the other. From a transformation perspective, we are complete, so while in the short-term I expect some impact, I do not expect any impact in the long-term or even in the medium-term. From the transformation perspective the transformation is complete. We have taken the choices where to go, where to invest. We will see some short-term fluctuations because of short-term events but we are clearly investing in the direction which we believe is the right one. It is about increasing our transformation capability. It is about investing into products and platforms. Our aspiration also is to create a balanced portfolio and that is exactly where we will go. Short-term if you look at the consulting revenue alone, for example this quarter you are seeing the impact of the reversal of revenue also in there. I would not think that any of these are secular trends. If I look at the wins, the wins have to happen in all the portfolios. I did explain that in the transformation space also, we had substantial wins this quarter. In the products and platforms space, we have substantial wins. In the Business and IT services space also, we have substantial wins. It is not about giving up one space and getting into another space. It is about creating a balanced portfolio while growing some of the areas faster than the company average. We are looking at inorganic opportunities to create a discontinuinity in certain areas. Our aspiration is to take products and platforms to much higher percentage of revenues but it cannot happen overnight, it is a high investment area. It is an investment first and revenue next. It is a different metric also because while the revenue is low, our contract value is much higher in the products and platforms space. Our TCV booked was $350 mn. Now it is over $380 mn. It is a different revenue model itself, it is a different metric one needs to look at. As I said till the transformation is complete, there may be some short-term impact but from all practical purposes it is all done with. The environmental impact will continue to show.

Unknown Speaker

Shibu, you have not had a Chief Operating Officer ever since you took over. In some sense is the company missing an execution driver at the highest level like you yourself provided earlier?

S.D. Shibulal

Actually we have 4 of them instead of 1. Please remember these are reflections of the structure. When I was the Chief Operating Officer we were running the organization as a single P&L. When we went into the new 3.0 structure, we have created the industry verticals as many P&Ls. We have removed the HBUs. If you remember we had the HBUs as horizontals centralized, all those have been decentralized. There was an enormous amount of decentralization which happened during the transformation. Industry verticals which are global, which are self contained, which are autonomous with a lot of decentralization. For example none of the pricing decisions even come anywhere close to me and Bala. It is all done within the units, staffing decisions are within the units, the improvement decisions are within the units. It is a different structure and a different model. In today’s model, the traditional COO role which Infosys had does not make sense.

Unknown Speaker

On the liquidity position it seems to be a decline quarter-on-quarter basis. Could you explain what is the reason for that?

V. Balakrishnan

One, thanks to RBI, the rupee depreciated, so dollar number has come down. Second, we paid a final dividend and a special dividend which got paid this quarter. That is why you see a reduction in rupee terms too but it will come up.

Suresh Seshadri

Suresh Seshadri from Bloomberg. Shibu, you just mentioned this bit about looking at inorganic opportunities, how much closer are you people to announcing an acquisition because it is something which keeps coming up every quarter, are you all any closer to shortlisting a couple of candidates?

V. Balakrishnan

Do you remember the James Bond movie dialogue, “If I have to tell you I have to kill you”

Suresh Seshadri

Last quarter Infosys had alluded to some ramp downs in BFSI, now what is the outlook and update from that sector, are those ramp downs and those project delays continuing from that sector?

S.D. Shibulal

Some of it has stabilized but the sector is definitely undergoing challenging times and it will reflect on our sectoral performance. But please remember even in 2008-2009 and today both times our percentage of revenue from that sector has really not changed. We have always remained within a very narrow band. We are not seeing a material sectoral impact in one single sector.

Harsimran Julka

Hi, Shibu this is Harsimran Julka from The Economic Times. There has been a change in the $100 mn client base from 13 to 12, so can you just explain that change. Also as Bala said that you do not need to hire many people since you already have a large bench and since you would be hiring and you are already seeing some slowdown and delays in client projects, so will we see the bench going up in the next few quarters?

S. D. Shibulal

On the client side you are looking at some minor quarterly fluctuations. If you look at all the other numbers, if you look at the million dollar clients it has gone up to over 400. If you look at the $20 mn clients it has gone up. All other numbers it has gone up. We are looking at minor quarterly variances. Nothing secular there. Even if you look at the $20 mn plus clients, they have gone up from 79 to 83. From a recruitment perspective, please remember most of the new people who joined will actually go through training and they will be in training for 6 months and then our volumes are going up. Even this quarter our volume went up by 2.7%, so to meet the 5% guidance itself, we need to make over 9% more volume growth.

Hari

Hi this is Hari from Reuters. On utilizations I just want to get a figure on what is ideally the level of utilization that you would be comfortable with and can you give us some kind of an outlook how long before your product and platforms and other nonlinear efforts will have a serious impact on your hiring where you show some kind of delinking between increase in sales versus number of people that you hire? Thank you.

S. D. Shibulal

Our comfort level is 78%-81%. We have operated at 78%-81% in the past and that is our comfort level, that is where we should be. At the same time, there are multiple factors. The growth has somewhat slowed down and we need to honor our commitments. It will remain between 69% and 71% for maybe couple of more quarters, that is number one. Number two, on the products and platform as well as on the consulting and system integration space, if you look at the consulting and system integration space, I believe that we should get about 15%-20% nonlinearity on effort because of the higher revenue productivity. On the products and platforms space, once the size becomes material and we get to atleast half way through our aspirations, you should see about 40%-50% non-linearity on effort. At the same time as I said this is an invest first and a revenue later model. It is a completely different model, so it takes time unless you take an inorganic route.

Akanksha

Hi, this is Akanksha from The Economic Times. This question is for Shibu. You mentioned that you want product and platform to have a larger share but it is more of an investment first and results later, but in the selling and marketing expenses, I do not see that result of much investments in the report. If I see in the dollar terms the selling and marketing expenses have actually come down a little bit. Is it that all your efforts towards Infosys 3.0 marketing, the aggressive approach is now done?

S. D. Shibulal

Actually we are in the beginning. Please remember when we talk about an investment, there are 2 parts of an investment. Number one is the intellectual property creation, that does not show up in the sales and marketing expenses. It shows up in the R&D expense. We have over 4000 people doing Finacle development, we have 1000 people doing product development, we have another 700 people in the business platform space. We have close to 1000 people in Infosys Labs, so there is a lot of investment going into doing this. Then I did talk about some of the investments. We launched the BrandEdge platform this quarter, we have launched the Experience Theatre in London this quarter. These are all investments. From a sales and marketing perspective, please remember we are selling it to enterprise clients, we are not selling it to consumers. Our model is relationship-oriented. Our products and platform are targeted towards the Fortune 2000 which is our predominant client base. Our current sales force is equally capable of taking this to market. If you look at the year-on-year I think we have increased our head count by about 15% in the global markets, so investments are there.

Akanksha

So are you saying that your sales global head count has increased?

S. D. Shibulal

Yes, it has increased year-on-year.

Akanksha

Lastly, how have your R&D expenses increased, how much is the investment?

V. Balakrishnan

One is R&D expense. Second, we take lot of investments in the direct cost because we have some 3500 people working on the platform and solution space, we have over 4000 people working on Finnacle R&D and we also buy a lot of software to create these IPs. If you look at the number of patents filing, we are one of the highest in the industry. It is not only about R&D investment. which is around 1.5%-2% of our revenues but also periphery investments which comes in the direct cost.

Balaji

From your clients’ perspective now the first 2 quarters are over. Earlier you were saying it is too early and all, the fact that you have mentioned, the slower IT spends. Are you saying that now? What is the information you are getting so far as the budgets are concerned and when you have brought it down to 5% from 9% average in April, so remaining 2 quarters is going to only flat or incremental and you will get only whatever you get as a repeat business. So what exactly is the sense we should get?

S. D. Shibulal

Actually from the clients’ perspective, their budget seems to be intact but the decision seems to be taking time. That is what is reflected in this. Now our yearly guidance reflects multiple factors. Number one is currency, currency has been showing an impact of about 1%. Then we have an impact because of the pricing movement because when the pricing comes down from the same volume, you get less revenue. That is number two and then we have factored in some business impacts, that is how we got to at least 5%. Actually from a volume perspective our guidance has not changed. Our guidance has remained somewhat similar because to achieve at least 5% revenue growth, we will have to grow a volume of 9% plus.

Balaji

This is the first time you are using the word ‘at least’. What is this ‘at least’?

S. D. Shibulal

It means the minimum. Instead of giving a range we have given the minimum as 5%.

Balaji

Just another clarification. Now you have dispensed once and for all with the quarterly or is it only temporary?

S. D. Shibulal

As I said, it is the first principle issue. The guidance is always done to remove the asymmetry of information. Given the environment which we are in, given the kind of volatility we are seeing and given the fact that programs are getting postponed and events are unfolding which are totally not in our control, at this point in time, we have taken a decision not to give the quarterly guidance but to give only a yearly guidance.

Balaji

Dispense with the yearly guidance also because it depends on the policies of the company. Some companies do not give yearly guidance

S. D. Shibulal

As I said it is a matter of the first principle. If we have the facts, if we can derive conclusions from those facts with a reasonable confidence, we will do it.

Balaji

Sir, the uncertainty is complete now? Is it going to continue now?

S. D. Shibulal

Yes it is going to continue, but at this point in time given the facts, with a fair degree of confidence we feel that we can do 5%. So we have given that information.

Balaji

Why are these things happening only for Infosys? Is it an industry question?

V. Balakrishnan

Balaji, it is no more a new normal. It is a new-new normal. The volatility is very high. Why it is happening for us of course we have a large proportion of discretionary spending-consulting and system integration is app. 30% of our revenues, that is where you see a larger impact when there is a greater volatility in the world. Also as we said, we are also changing the direction, we are looking at a new strategy focusing on non-linear, that also could have some impact. But at the end of the day everybody is in the same market we are all facing the same things. Some people say it more politely, some people say it more bluntly.

Balaji

What is happening in your Global Delivery Model and and then in your 3.0, have you not factored these things. There is so much of information, data and reports that come in?

S. D. Shibulal

There is nothing going wrong with the Global Delivery Model. It is running perfectly well. We are running close to 6000 programs on the Global Delivery Model. In fact we have disrupted the consulting and system integration space by applying Global Delivery Model to the Consulting & System Integration space. I think that is running fairly well. The clients are going through serious challenges and their ability to predict the future, their ability to invest based on predicting the future has definitely come down. You asked the question why Infosys? See these are choices which we make and once you make a set of choices, you cannot expect to do different things and get the same results. We have made a choice that we will have a higher percent of the revenue from consulting and system integration. That is a choice which we have made over the last 10 years. It has now reached 30%. In a tough environment the discretionary spend is the first one to be impacted. We have a 34% dependency on the financial services, that may be similar for other companies. If we put these 2 numbers together, 64% of our revenues is coming from a challenged environment. Even if I reduce it by 6-8% because of the overlap, we are still at about 56%-58%. But we clearly believe that is the right thing to do.

Balaji

Is there a risk factor also, risk averse?

S. D. Shibulal

Everything in life has a risk factor associated with it but you need to balance. You need to look at your long-term strategy. You need to look at your clients and see what is the right thing to do for them in the long-term. That is the only way you can sustain your business and be differentiated in the market.

Balaji

Sir is it okay if I interpret this as a gamble?

S. D. Shibulal

Infosys does not gamble Balaji. Infosys takes calculated strategic risk.

Balaji

What was the hedging loss for the quarter?

V. Balakrishnan

We had a hedging loss of around 322 crores, we had a translation gain of around 296 crores (standalone numbers). It is hardly any impact on app 10,000 crores. Of revenues.